EXHIBIT (a)(3)

[Quanta Services, Inc. Logo]

FORM OF LETTER TO HOLDERS

January 21, 2003

Dear Quanta Associate:

Many of you have worked at Quanta Services, Inc. or one of its subsidiaries for a number of years, and I want to thank you for all of your hard work and dedication. All of you receiving this letter have been granted options to purchase Quanta’s common stock. Unfortunately, the majority of Quanta’s stock options are “out of the money,” meaning that their exercise price is higher than our current stock price.

Recently, we recommended to our Board of Directors a stock option exchange program designed to restore the incentive intended to be provided by our stock options. I am happy to report that the Board has approved our recommendation. Basically, you will have the opportunity to voluntarily surrender your eligible stock options in exchange for restricted shares of our common stock. If you elect to participate in the exchange program, you will receive one share of restricted stock for each 2.24 stock option shares you surrender. If you decide to exchange any of your eligible options, you must exchange all of your eligible options.

This is a voluntary stock option exchange program. The terms and conditions of this offer are explained in the accompanying Offer to Exchange and the Letter of Transmittal. Your outstanding stock options eligible for exchange are listed on Schedule A to the Signature Page to the Letter of Transmittal enclosed in this package. If we accept your eligible options for exchange, the restricted shares of Quanta common stock that you receive will, until they become vested, be non-transferable, subject to forfeiture, and referred to as “restricted stock”. Regardless of the current vesting schedule of your stock options, the restricted stock will vest in equal annual installments over a three-year period as follows:

DATE	VESTED %	TOTAL VESTED %
February 28, 2004	33 1/3% of your restricted stock vests	33 1/3%
February 28, 2005	33 1/3% of your restricted stock vests	66 2/3%
February 28, 2006	33 1/3% of your restricted stock vests	100%

For U.S. employees and consultants, there are no immediate tax consequences of receiving restricted stock in exchange for your stock options. However, when the restricted stock vests, you will recognize ordinary income in an amount equal to the fair market value of the vested restricted stock and you must pay any applicable income tax withholding obligation before you receive a stock certificate for your vested shares. If you have not otherwise satisfied any applicable tax withholding obligation, we will withhold a number of your vested shares equal in value to your withholding obligation. If you wish, you may file a Section 83(b) election with the IRS and pay tax on all your shares of restricted stock at the time of the exchange. Please read the more detailed discussion of the tax consequences in Section 13 of the Offer to Exchange.

Canadian employees will be required to recognize taxable income from employment equal to one-half of the fair market value of the restricted stock on the date of the exchange, regardless of whether the stock is vested. However, if you make an election (subject to an annual limit), you will be able to defer the taxation of this income until you actually dispose of the stock. Please read the more detailed discussion of the tax consequences in Section 13 of the Offer to Exchange.

If you do not wish to exchange your eligible stock options for restricted stock, you do not need to do anything. Such options will remain outstanding and subject to the same terms and conditions.

If you decide to tender your stock options, you must complete, sign and return the Signature Page to the enclosed Letter of Transmittal so that we receive it prior to 5:00 P.M., Central Standard Time, on February 28, 2003.

We make no recommendation as to whether you should elect to exchange your stock options. You must make your own decision. Furthermore, we suggest that before you make your decision, you consult with your own legal, financial and tax advisors about the consequences of exchanging your stock options for restricted stock.

If you have any questions concerning the offer, please leave a message for the Stock Option Exchange Team at 713-985-6499 or 800-7QUANTA(778-2682) or email the Team at StockOptionExchangeTeam@quantaservices.com. A member of the Team will contact you promptly.

Thank you for your continued hard work and dedication.

Very truly yours,

John R. Colson Chairman of the Board and Chief Executive Officer